Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLYTHIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. D88362-P77096 1a. Aaron Mankovski 1b. Erez Shachar Note: Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator or other fiduciary, please give full title as such. If the signer is a corporation, please sign in full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in full partnership name by authorized person. RISKIFIED LTD. THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE "FOR" ALL THE PROPOSALS. RISKIFIED LTD. SDEROT SHA’UL HAMELECH 37 TEL AVIV-YAFO 6492806, ISRAEL 1. To re-elect each of Aaron Mankovski and Erez Shachar as Class I directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2025, and until his respective successor is duly elected and qualified; For Against Abstain ! !! ! !! 2. To approve an amendment to the Company’s Compensation Policy for Executive Officers and Directors; and For Against Abstain For Against Abstain 3. To re-appoint Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent public auditors for the year ending December 31, 2022 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors. 2a. Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Proposal No. 2, as such terms are defined in the Proxy Statement? (Please note: If you do not mark either 'Yes' or 'No', your shares will not be voted for this Proposal). Yes No ! !! !! ! !! VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on July 27, 2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on July 27, 2022. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. SCAN TO VIEW MATERIALS & VOTEw

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. D88363-P77096 RISKIFIED LTD. Annual General Meeting of Shareholders To be held on July 28, 2022 This proxy is solicited by the Board of Directors I, the undersigned shareholder of RISKIFIED LTD., hereby appoint Eido Gal, Chief Executive Officer, and Eric Treichel, General Counsel of the Company, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize them to represent and to vote, as designated on the reverse side of this ballot, all of the Class A ordinary shares, no par value, and / or Class B ordinary shares, no par value, of RISKIFIED LTD. (the "Shares") that I am entitled to vote as of the close of business on June 21, 2022, at the Annual General Meeting of Shareholders to be held at 4:00 PM (Israel time) on July 28, 2022, at the Company's headquarters at 37 Sderot Sha'ul HaMelech St., Tel Aviv- Yafo 6492806, Israel, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations, provided, however, that in the case of Proposal No. 2, only if the accompanying Item 2a is also completed. If you do not state whether you are a controlling shareholder of the Company or have personal interest in Proposal No. 2 your Shares will not be voted for Proposal No. 2. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked. (Continued and to be signed on the reverse side)